JONES DAY

REGULATED BY THE SOLICITORS REGULATION AUTHORITY
21 TUDOR STREET • LONDON EC4Y 0DJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7039.5959 • FACSIMILE: 020.7039.5999

RECEIVED
2008 JAN -8 P 11:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref

Ref/CAM JTP/JP184125/894854-600002

E-mail jtperugini@jonesday.com

Direct 020 7039 5133

Date 08 January 2007

[redacted]

08000109

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington D.C., 20549
U.S.A.

SUPPL

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

John T. Perugini

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

082-35025

RECEIVED
2008 JAN -9 A 6:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Update on Negotiations
Released	09:22 03-Dec-07
Number	9867I

AGCERT INTERNATIONAL PLC

Update on negotiations

Further to the statements made in the announcement of its Half Year Results on 27 September 2007 (the "Half Year Results"), AgCert International plc ("AgCert" or the "Company") today informs the market that it is no longer in negotiations with a major European trading company (the "Trading Counterparty") for the assumption of customer delivery obligations.

As stated in the Half Year Results, the offsets generated through the Company's operational activities will not be sufficient to allow the Company to meet its 2008 delivery obligations of approximately 7.2 million CERs. The Company is continuing its negotiations with its secured creditors and customers regarding its delivery commitments. The outcome of these negotiations and their effect on the financial position of the Company remains uncertain. A further announcement will be made in due course.

03.12.2007

Contact:

College Hill

Anthony Parker 0207 457 2020

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

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082-35025

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Notification of shares
Released	10:05 20-Dec-07
Number	3597K

RECEIVED

2008 JAN -9 A 6:05

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	AgCert International plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):____________	
3. Full name of person(s) subject to notification obligation:	FMR LLC and Fidelity International Limited
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	6 December 2007
6. Date on which issuer notified:	17 December 2007
7. Threshold(s) that is/are crossed or reached:	10%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect

IE00B0764647	25.045.625	25.045.625	24.045.625	24.045.625
9.81%				

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	
15. Contact telephone name:	

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	AgCert International plc
Contact address (registered office for legal entities)	70 Sir John Rogerson's Quay, Dublin 2, Ireland
Phone number & email	+ 353 1 245 7400 pjbrowne@agcert.com
Other useful information (at least legal representative for legal persons)	PJ Browne Company Secretary

B: Identity of the notifier, if applicable	
Full name	Cécile Artaud
Contact address	Apex Business Centre, Blackthorn Road, Sandyford, Dublin 18, Ireland
Phone number & email	+ 353 1 245 7400 cartaud@agcert.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Compliance Manager

C: Additional information

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